EXHIBIT 99.2
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[GRAPHICS OMITTED - LOGO, PHOTOGRAPHS]

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  News Release        -------------       ---------------     ------------
                        Discipline          Opportunity         Strategy

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                  CANADIAN NATURAL RESOURCES LIMITED ANNOUNCES
                  THIRD QUARTER 2007 UPDATE ON THE PROGRESS OF
                         THE HORIZON OIL SANDS PROJECT
          CALGARY, ALBERTA - OCTOBER 31, 2007 - FOR IMMEDIATE RELEASE


Canadian Natural Resources Limited ("Canadian Natural") is pleased to provide its regular quarterly update on the Horizon Oil Sands Project ("Horizon Project").

"Canadian Natural achieved 9% progress on the Horizon Project during the third quarter of 2007 and is still positioned to meet an overall 90% plus completion by year end. With overall Engineering and Procurement substantially complete and Construction at 76% complete, we remain on track for first oil in the third quarter of 2008" commented Real Doucet, Sr. Vice President, Oil Sands.

He continued, "Progress in the third quarter of 2007 did slip against our baseline as a result of distractions resulting from Alberta-wide labour negotiations that occurred throughout the summer. These challenges appear to be behind the Horizon Project and our contractors current workforce of 8,700 people are focused on completing as much work as possible before winter.

During the quarter, the raw water pond was completed using our own mining operations workforce. In addition, pre-commissioning work has been initiated in the areas of utilities and offsites and bitumen production with significant hydro-testing targeted for completion before winter conditions set in.

Commissioning and start-up plans have been reviewed and confirmed by external industry experts and have assisted in optimizing our processes. During the fourth quarter of 2007 we will carry out a formalized detailed risk assessment of our commissioning and start-up schedule to identify areas of exposure and ensure adequate contingency plans are developed. Also, in the fourth quarter of 2007 several plants are targeted to reach mechanical completion and we will begin the transition to commissioning and start-up. Training programs are in place and, in anticipation of turnover, Operations have commenced the review of systems in certain plants.

Previous decisions to defer several contracts and delay certain projects to capture cost reduction opportunities has caused overlap between some construction projects on the site and has resulted in an increase in our peak project manpower requirements. Our supporting camp and transportation infrastructure has been successfully expanded to accommodate the higher peak in manpower to ensure workers are adequately accommodated.

As a result some work has been pushed into the more challenging winter months, resulting in a modest increase in the forecast completion cost for the Horizon Project. Our current Horizon Project completion cost forecast has been increased from the 5% to 12% range provided in our first quarter 2007 Horizon Project Update to an 8% to 14% range over the original $6.8 billion estimate."

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
HORIZON PROJECT STATUS SUMMARY                        Jun 30, 2007       Sep 30, 2007          Dec 31, 2007
                                                      ------------  --------------------  ----------------------
                                                                               Original                Original
                                                          Actual     Actual      Plan      Forecast       Plan
                                                      ------------  --------  ----------  ----------  ----------
Phase 1 - Work progress (cumulative)                       75%         84%        88%        90%          94%
Phase 1 - Construction capital spending* (cumulative)      79%         89%        85%        99%          92%

*Relative to overall Phase 1 project capital of $6.8 billion


ACCOMPLISHED TO THE END OF THE THIRD QUARTER OF 2007

DETAILED ENGINEERING
o Overall detailed engineering 98% complete and substantially completed in most areas.

PROCUREMENT
o     Overall procurement progress is 98% complete.
o     Have awarded over $5.5 billion in purchase orders and contracts to date.
o     Delivered over 35,000 standard loads of all kinds to site.
o     Operations  and  maintenance   service  and  supply   agreements  are  in
      negotiation.

MODULARIZATION
o Delivered an additional 80 oversized loads to site for a total of 1,504 loads, which represents approximately 91% of the total requirement.

CONSTRUCTION
o     Overall construction progress is 76% complete.
o Mine overburden removal has moved 43.8 million bank cubic meters, which represents approximately 63% of the total to be moved and is slightly ahead of schedule.
o     Energized Main Electrical Substations.
o     Completed construction of Raw Water Pond.
o     Started pre-commissioning activities in Bitumen Production Areas.
o     Froth tank completed and hydro-tested.
o     Commenced extraction plant hydro-testing.
o     Permanent power energized in R1/R2 corridors pumphouses.
o     Started commissioning of Recycle Water Pond.

MILESTONES FOR THE FOURTH QUARTER OF 2007
o     Complete the closure of Dyke 10 (external tailings pond) in Mining.
o     Complete  erection of Crushing  Plants and  conveyors in Ore  Preparation
      Area.
o     Complete Primary Separation Cells in Extraction.
o     Complete Main Control Room and Distributed Control Systems installation.
o     Complete construction of Main Laboratory.

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PLANT AND SYSTEM COMMISSIONING SCHEDULE

COMPLETED
o     Permanent Potable Water Treatment
o     Permanent Sewage Treatment
o     Natural Gas Pipeline
o     Raw and Recycled Water Pipelines
o     River Water Intake and Pumphouse

Q4 2007
o     Raw Water Pond and Pumphouse
o     Recycle Water Pond and Pumphouse
o     Extraction
o     Electrical Distribution System

Q1 2008
o     Cooling and Heating System
o     Main Pipe Rack

Q2 2008
o     Cogeneration
o     Ore Preparation Plant
o     Froth Treatment
o     Pipeline Corridors
o     Hydrogen Plant
o     Coker / Diluent Recovery Unit
o     Gas Treating and Sulphur Recovery
o     Synthetic crude oil pipeline
o     Sulphur block pipelines
o     West Tank Farm (inter-plant)

Q3 2008
o     Hydrotreating
o     East Tank Farm (product)


A picture gallery providing visual updates on construction progress is available on the Company's website
(http://www.cnrl.com/horizon/about_horizon/photo_gallery.html).

The Company's results for the third quarter of 2007 will be released on November 1, 2007. A conference call will be held on that day at 9:00 a.m. Mountain Daylight Time, 11:00 a.m. Eastern Daylight Time.

Canadian Natural is a senior oil and natural gas production company, with continuing operations in its core areas located in Western Canada, the U.K. portion of the North Sea and Offshore West Africa.

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FORWARD-LOOKING STATEMENTS

Certain statements in this document or documents incorporated herein by reference for Canadian Natural Resources Limited (the "Company") constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can generally be identified as such because of the context of the statements including words such as the Company "believes", "anticipates", "expects", "plans", "estimates", "targets", or words of a similar nature.

The forward-looking statements are based on current expectations and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others: general economic and business conditions which will, among other things, impact demand for and market prices of the Company's products; foreign currency exchange rates; economic conditions in the countries and regions in which the Company conducts business; political uncertainty, including actions of or against terrorists, insurgent groups or other conflict including conflict between states; industry capacity; ability of the Company to implement its business strategy, including exploration and development activities; impact of competition; availability and cost of seismic, drilling and other equipment; ability of the Company to complete its capital programs; ability of the Company to transport its products to market; potential delays or changes in plans with respect to exploration or development projects or capital expenditures; ability of the Company to attract the necessary labour required to build its projects; operating hazards and other difficulties inherent in the exploration for and production and sale of crude oil and natural gas; availability and cost of financing; success of exploration and development activities; timing and success of integrating the business and operations of acquired companies; production levels; uncertainty of reserve estimates; actions by governmental authorities; government regulations and the expenditures required to comply with them (especially safety and environmental laws and regulations); asset retirement obligations; and other circumstances affecting revenues and expenses. Our domestic operations are subject to governmental risks that may impact our operations. Our domestic operations have been, and at times in the future may be affected by political developments and by federal, provincial and local laws and regulations such as restrictions on production, changes in taxes, royalties and other amounts payable to governments or governmental agencies, price or gathering rate controls and environmental protection regulations. The impact of any one factor on a particular forward-looking statement is not determinable with certainty as such factors are interdependent upon other factors, and the Company's course of action would depend upon its assessment of the future considering all information then available.

Statements relating to "reserves" are deemed to be forward-looking statements as they involve the implied assessment based on certain estimates and assumptions that the reserves described can be profitably produced in the future.

Readers are cautioned that the foregoing list of important factors is not exhaustive. Although the Company believes that the expectations conveyed by the forward-looking statements are reasonable based on information available to it on the date such forward-looking statements are made, no assurances can be given as to future results, levels of activity and achievements. All subsequent forward-looking statements, whether written or oral, attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements. Except as required by law, the Company assumes no obligation to update forward-looking statements should circumstances or Management's estimates or opinions change.

For further information, please contact:

                          CANADIAN NATURAL RESOURCES LIMITED
                             2500, 855 - 2nd Street S.W.
                                   Calgary, Alberta
                                       T2P 4J8
TELEPHONE: (403) 514-7777            ALLAN P. MARKIN                    DOUGLAS A. PROLL
                                            Chairman         Chief Financial Officer and
FACSIMILE: (403) 514-7888                                 Senior Vice-President, Finance
EMAIL:     ir@cnrl.com              JOHN G. LANGILLE
WEBSITE:   www.cnrl.com                Vice-Chairman                     COREY B. BIEBER
                                                                         Vice-President,
TRADING SYMBOL - CNQ                   STEVE W. LAUT        Finance & Investor Relations
Toronto Stock Exchange                 President and
New York Stock Exchange      Chief Operating Officer